Estre Ambiental, Inc.
1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil

July 31, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7553
Attn:	Ms. Pamela A. Long, Assistant Director, Office of Manufacturing and Construction, and Mr. Edward M. Kelly, Senior Counsel

Re:	Estre Ambiental, Inc.
Registration Statement on Form F-1, as amended (File No. 333-222678)

Acceleration Request
Requested Date: July 31, 2018
Requested Time: 11:00 a.m. Eastern Time

Dear Ms. Long and Mr. Kelly:

Pursuant to Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended (the “Act”), Estre Ambiental, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 11:00 a.m. Eastern Time, on July 31, 2018, or as soon as possible thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Please contact Mathias von Bernuth at +55 11 3708 1840 or Jonathan Lewis at +55 11 3708 1832, each of Skadden, Arps, Slate, Meagher & Flom LLP, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Name:	Sergio Pedreiro
Title:	Chief Executive Officer

cc:	Mathias von Bernuth
Skadden, Arps, Slate, Meagher & Flom LLP